Exhibit (a)(1)(iii)


January 28, 2005


Dear BellaVista Shareholder:

As we have discussed in the past, BellaVista's Board of Directors and management are committed to providing liquidity to shareholders through periodic repurchases of stock. Repurchases of stock provide a mechanism for stockholders to liquidate some or all of their shares if they so elect. Enclosed you will find the Company's current repurchase offer. We direct your attention to the following pages to help you navigate through this lengthy document:

         The cover page of the document, page i, sets forth the offer price, the maximum number of shares we will purchase and the time period for tendering your shares;

         The second sheet of the document, page ii, provides a question and answer format to answer frequently asked questions;

         Section 3, beginning on page 3, describes the procedures for tendering shares;

         On Page 8, we set forth the method and analysis we performed to determine our offer price; and

         We describe our current real estate investments in Section 9, which begins on page 10.

If you have any questions regarding this repurchase offer, please call our offices at (650) 328-3060.


Sincerely,


Michael Rider                                    Eric Hanke
President                                        Vice President